Exhibit 99.4

Dentons Canada LLP 77 King Street W., Suite 400 Toronto, ON M5K 0A1 dentons.com

June 16, 2020

HEXO Corp.

3000 Solandt Road

Ottawa, Ontario K2K 2X2

Dear Sirs/Mesdames:

We refer to the shelf prospectus supplement of HEXO Corp. (the “Corporation”) dated June 16, 2020 (the “Prospectus Supplement”) relating to the offering by the Corporation of common shares under an amended and restated short form base shelf prospectus dated December 14, 2018, forming part of the Registration Statement on Form F-10 (Registration No. 333-228924) filed by the Corporation with the U.S. Securities and Exchange Commission.

We refer to the Prospectus Supplement, and consent to the use of our name, Dentons Canada LLP, under the heading “Interests of Experts” in the Prospectus Supplement, and to the use of our name and the reference to our opinion under the heading “Eligibility for Investment” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

“Dentons Canada LLP”